

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 15, 2006

Mr. Stephen P. Jackson, Jr.
Senior Vice President Chief Financial Officer,
Treasurer and Corporate Secretary
Remington Arms Company, Inc.
870 Remington Drive
P.O. Box 700
Madison, NC 27025-0700

       RE: Remington Arms Company, Inc.
                Form 10-K for Fiscal Year Ended December 31, 2005
                Filed March 31, 2006
                Form 10-K/A for Fiscal Year Ended December 31, 2005
                Filed April 4, 2006
                File No. 033-74194-01

Dear Mr. Jackson:

       We have completed our review of your Form 10-K and Form 10-K/A and have no further comments at this time.

       If you have any further questions regarding our review of your filings, please direct them to Ryan Rohn, Staff Accountant, at (202) 551-3739, or to the undersigned at (202) 551-3689.

                          Sincerely,

                          John Hartz
                          Senior Assistant Chief Accountant